Via EDGAR	October 29, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Electronics and Machinery

100 F Street, NE

Washington, D.C. 20549

U.S.A.

Re:	Alps Electric Co., Ltd.
Amendment No. 2 to Confidential Draft Registration Statement on Form F-4
Submitted October 5, 2018
CIK No. 0000900278

Ladies and Gentlemen:

At the request of Alps Electric Co., Ltd. (“Alps Electric”), we are responding to the comment letter, dated October 22, 2018, from the Securities and Exchange Commission (the “Commission”) relating to Amendment No. 2 to the Draft Registration Statement on Form F-4 confidentially submitted on October 5, 2018. In conjunction with this letter, Alps Electric is submitting Amendment No. 3 to the Draft Registration Statement (“Amendment No. 3”) via EDGAR.

The responses of Alps Electric to the Staff’s comment is set forth below. To facilitate the Staff’s review, we have reproduced below in bold text the Staff’s comment and have provided responses immediately below the comment. The page number reference in Alps Electric’s response relate to Amendment No. 3.

In addition to the amendment in response to the Staff’s comment, Alps Electric has amended certain portions of the Draft Registration Statement to provide updates or clarifications.

Alps Electric has not included as part of the submission of Amendment No. 3 all of the exhibits that are required to be included. Alps Electric plans to include the other exhibits in a later amendment to the Draft Registration Statement or in public filings of the Form F-4.

SHEARMAN.COM

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

Amendment No. 2 to Confidential Draft Registration Statement on Form F-4

Exhibit 5.1

1.

The opinion that you file to satisfy your obligations under Regulation S-K Item 601(b)(5) should not include a limitation on reliance such as in penultimate paragraph of this exhibit. Please file a revised opinion accordingly.

In response to the Staff’s comment, Mori Hamada & Matsumoto has revised its opinion letter to delete the relevant language.

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Please do not hesitate to contact me by telephone at +81-3-5251-1601, by fax at +81-3-5251-1602 or by email at Masahisa.Ikeda@Shearman.com, if you have additional questions or require additional information.

Very truly yours,

/s/ Masahisa Ikeda
Masahisa Ikeda
Shearman & Sterling LLP

cc:	Toshihiro Kuriyama, President, Chairman of the Board of Directors of Alps Electric

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